November 1, 2016

Re:	Madyson Equity Group, LP (the “Company”)
Draft Offering Statement on Form 1-A
Submitted April 22, 2016
CIK No. 0001672461

Dear Ms. McManus,

Please see the answer to your written comment on October 11, 2016 and to the oral comment subsequently received.

Prior Performance Table, page 47

1. We note your revised table, which includes purchase price, sales price, income, expenses, profit or loss, and IRR for the individual properties purchased. However, it appears you have not included the requested disclosure. Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

We have added the following information to the Prior Performance section:

Redemptions

The above program did not have a redemption program. All investors invested in 2014 and were redeemed in 2016 upon the disposition of all of the properties.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Compensation to Sponsor

The Sponsor did not receive any fees other than profits. The investors, other than the Sponsor, received a cumulative preferred return of 6%. The Sponsor received all profits after the investors were paid their preferred return based on their investment in Madyson Holdings, Inc.

Madyson Holdings, Inc.
Date Offering Commenced	2014
Dollar Amount Raised	$907,920
Amount paid to sponsor	$-
Underwriting Fees	$-
Acquisition Fees	$-
Real Estate Commissions	$-
Advisory Fees	$-
Other	$-
Dollar Amount of Cash Generated before Payments	$148,389
Amount paid to sponsor from operations	$-
Property Management Fees	$-
Partnership Management Fees	$-
Reimbursements	$-
Leasing Commissions	$-
Dollar Amount of Property Sales and Refinancing before payments to sponsor	$70,530
Cash	$-
Notes	$-
Amount Paid to Sponsor from Property Sales and Refinancing	$-
Real Estate Commissions	$-
Incentive Fees	$-
Other	$24,686

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Note that the Sponsor raised $8,265,000, however, the majority of this was invested in REIT stock over which the Sponsor had no control. The investors, other than the manager, received a cumulative 6% preferred return on their investment plus 65% of any remaining available cash for distributions. The Sponsor received 35% of the profits on the sale of the properties.

Madyson Holdings, Inc.	2014	2015	2016

Gross Revenues	$77,880	$68,405	$70,692
Profit on Sale of Properties	$-	$17,030	$53,500
Less Operating Expense	$7,188	$15,244	$2,544
Interest Expense	$-	$-	$-
Depreciation	$33,005	$18,991	$18,991
Net Income — GAAP Basis Taxable Income	$37,687	$34,170	$49,157
— from operations	$4,683	$15,180	$30,167
— from gain on sale	$33,005	$18,991	$18,991
Cash generated from operations1	$70,692	$53,161	$68,148
Cash generated from sales	$-	$17,030	$53,500
Cash generated from refinancing	$-	$-	$-
Cash generated from operations, sales and refinancing	$70,692	$70,191	$121,648
Less: Cash distributions to investors
— from operating cash flow	$65,016	$53,621	$63,363
— from sales and refinancing	$-	$11,070	$34,775
— from other	$-	$-	$-
Cash generated (deficiency) after cash distributions	$5,676	$5,501	$23,510
Less: Special items (not including sales and refinancing) (identify and quantify)	$-	$-	$-
Cash generated (deficiency) after cash distributions and special items	$5,676	$5,501	$23,510
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results: Ordinary income (loss)
— from operations	$37	$34	$49
— from recapture	$-	$28	$43
Capital Gain (Loss)	$	$15	$53
Cash Distributions to Investors Source (on GAAP basis)
— Investment income	$65,016	$64,690	$98,138
— Return of capital Source (on cash basis)
— Sales	$-	$321,920	$586,000
— Refinancing	$-	$-	$-
— Operations	$-	$-	$-
— other	$-	$-	$-
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of			0%

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Program Name	Madyson Holdings, Inc

Dollar Amount Raised	$907,920
Number of Properties Purchased	4
Date of Closing of Offering	1/15/2015
Date of First Sale	7/31/2015
Date of Last Sale	7/31/2016
Tax and Distribution Data Per $1000 Investment Through...
Federal Income Tax Results: Ordinary income (loss)
— from operations	$120
— from recapture	$71
Capital Gain (loss)1	$70
Deferred Gain 2
Capital Ordinary	$-
Cash Distributions to Investors Source (on GAAP basis)
— Investment income	$227,844
— Return of capital Source (on cash basis)
— Sales	$907,920
— Refinancing	$-
— Operations	$-
— Other	$-
Receivable on Net Purchase Money Financing 3	$-

2. The Commission issued an oral comment regarding how the Issuer calculated IRR. We provided the following information.

Internal Rate of Return has been calculated by taking the total purchase price as a negative cash flow in year 0. Subsequently, each yearly cash flow was calculated as the difference between the income and expenses with the exception of the last year where the sales price was also included. This does not incorporate factors such as depreciation, external interest rates or inflation and is based solely on the cash flows over time.

Thank you.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel for the Company

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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